

CONFIDENTIAL

Honey & Hops Brew Works

Business Plan

Prepared May 2023

Contact Information

Ian Rushing

info@honeyandhopsbrewworks.com

5406926032

honeyandhopsbrewworks.com

Executive Summary

Opportunity

Problem

How many times have you met a couple where one person wants to drink at a winery, and one person wants to drink at a brewery? Outside of a restaurant, there aren't a lot of options where both parties can enjoy their drinks. Now try a party of 4 or more. People want options. Whether it's their drink, if they sit inside or outside, if they want to listen to live music or not, or if they want a venue for private events.

Solution

Mead is the answer to those drink options. We've released over 30 flavors since we opened in the early stages of the global pandemic back in 2020. It's incredibly rare for someone to come in and not find something they enjoy, whether beer drinkers, wine drinkers, or liquor drinkers. Mead can have something for everyone.

Currently, we have a small indoor winery located on Main St. in Front Royal VA. We're looking to expand by purchasing land. This will solve our immediate needs of expanding our production, by allowing us room to build a larger facility on that land, and also our longer term goals, of building a larger tasting room more reminiscent of a typical farm winery or brewery. With outdoor space for adults, or families with children, onsite cabin rentals, and even a contemporary wedding venue.

The property we are currently exploring is within a 10-min drive of our existing location, and sits on approx 60 acres. With a creek running along one side of the property, and a small seasonal stream through another portion, parts of the land are already cleared for grapes or other fruit, and an existing house available to rent out with minimal upgrades needed before generating income.

Market

The market is primed for a quality meadery. We've seen exponential growth since opening, as the Shenandoah Valley is a hot spot for agro tourism. Proximity to Skyline Drive, and national parks, make this an ideal location for a wedding venue, short term rentals, and more.

Competition

There is competition in the area, but nothing quite the same. Nearby is Skyline Ranch Resort, an elevated RV park, with wedding venue. There is another meadery in town, with a tiny tasting room, focused more on wholesale. There are other wineries in the area. But in that aspect a rising tide lifts all boats.

Why Us?

Our business has experienced rapid expansion, outgrowing two locations in just 3 years. Remarkably, we achieved profitability in our first year and have maintained a largely debt-free operation ever since. Our commitment to quality and exceptional hospitality has fueled our success, and we are dedicated to putting in the hard work necessary to maintain it. With a captivating backstory and strong customer engagement, our loyal following continues to grow every day. Our impressive growth rate of over 60% from 2021-2022 is a testament to our thriving business, and we are currently on track to achieve an additional 50% growth from 2022-2023.

Expectations

Forecast

Opening in 2020, our growth rate from 2021-2022 was over 60%. Currently, we're on track for growth from 2022-2023 at another 50%. In order to sustain growth near these levels, we need storage for product, but also to increase production capacity to have the product for wholesale, while also lowering our wholesale costs to make it a more appealing option.

Financial Highlights by Year



Financing Needed

Our immediate needs are to secure the property. Listed at 645,000, there are several options for financing we're exploring. Once purchased, minor repairs and renovations would need to be made to the existing home, to allow it to be rented out for short term rentals. We believe within 1 year, revenue generated from the home, would mostly cover the mortgage. Other money would go towards outfitting the pre-existing shop as a production and storage facility. The current owner is open to owner financing for part of the cost. We're also exploring EDA loans and grants, as well as private investors.

Execution

Milestones & Metrics

Milestones Table

Milestone	Due Date

Company

Overview

Ownership & Structure

Honey & Hops Brew Works was founded by 3 brothers from Alaska.

Isaac Rushing owning 34%

Adam Rushing owning 33%

Ian Rushing owning 33%

Company history

Honey & Hops Brew Works was founded by 3 brothers from Alaska. 2 of them having a background in hone brewing beer, they had dreamed of opening a brewery some day. The third brother was living in Virginia at the time, and discovered this amazing drink called mead. Seeing an opportunity to add something new to the market, the 3 brothers started discussing, and Honey & Hops Brew Works was born.

Team

Management team

Founded by 3 brothers, we've recently added our third full time employee, and are currently looking to hire a part time employee to help run the front counter.

Advisors

One of the founding brothers brings a wealth of experience, with a background in marketing and a 15-year track record of running a successful company. This expertise is essential not only for the ongoing success of Honey & Hops' primary tasting room but also for the development and promotion of a second location.

Financial Plan

Forecast

Key assumptions

Since its opening, our tasting room has experienced significant growth. Between 2021 and 2022, there was a 60% increase in sales, and we are on track to achieve a further 50% increase from 2022 to 2023.

Recently, we ventured into the wholesale market. With a dedicated full-time employee leading this initiative, we anticipate generating monthly revenue of $2,000 to $3,000 through the end of 2023 and achieving a growth rate of 20–30% in 2024.

In addition to our core business operations, we have expanded our event offerings, attending 1-3 events per month. This expansion has resulted in an average monthly sales increase of nearly $3,000 in 2023.

It is important to note that our continued growth and success are contingent upon our ability to increase production capacity.

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Statements

Projected Profit and Loss

	2023	2024	2025
Revenue	**$346,873**	**$346,873**	**$346,871**
Direct Costs	**$84,136**	**$84,136**	**$84,138**
Gross Margin	$262,737	$262,737	$262,733
Gross Margin %	**76%**	**76%**	**76%**
Operating Expenses			
Salaries & Wages	$108,097	$108,097	$108,098
Employee Related Expenses	$0	$0	$0
Rent	$20,900	$20,900	$20,900
Operating Tools & Supplies	$14,772	$14,772	$14,771
State Income Tax (VA)	$15,390	$15,390	$15,389
Repairs and maintenance	$10,526	$10,526	$10,525
Marketing	$9,079	$9,079	$9,079
Disposable Supplies	$4,997	$4,997	$4,999
Recipe Development	$4,576	$4,576	$4,576
Charitable Contributions	$2,284	$2,284	$2,284
Insurance	$2,177	$2,177	$2,178
Internet / Telecom	$2,238	$2,238	$2,239
Local Taxes	$2,514	$2,514	$2,515
Meals (50%)	$3,088	$3,088	$3,088
Musicians fee	$2,858	$2,858	$2,858
Utilities	$2,300	$2,300	$2,300
Taxes and Licenses	$1,731	$1,731	$1,731
Advertising	$1,500	$1,500	$1,500
Dues & Subscriptions (Softwares, Apps)	$1,482	$1,482	$1,482

excise tax	$1,434	$1,434	$1,433
Payroll Service Fees	$1,146	$1,146	$1,145
SG&A	$0	$0	$0
Miscellaneous Expenses	$3,112	$3,112	$3,112
Other Expenses	$0	$0	$0
Total Operating Expenses	**$216,201**	**$216,201**	**$216,202**
Operating Income	**$46,536**	**$46,536**	**$46,531**
Interest Incurred			
Depreciation and Amortization	$0	$0	$0
Gain or Loss from Sale of Assets			
Income Taxes	$0	$0	$0
Total Expenses	**$300,337**	**$300,337**	**$300,340**
Net Profit	**$46,536**	**$46,536**	**$46,531**
Net Profit / Sales	**13%**	**13%**	**13%**

Projected Balance Sheet

	Starting Balances	2023	2024	2025
Cash	$62,627	$109,163	$155,699	$202,230
Accounts Receivable		$0	$0	$0
Inventory	$125	$125	$125	$125
Other Current Assets				
Total Current Assets	**$62,752**	**$109,288**	**$155,824**	**$202,355**
Long-Term Assets	$6,546	$6,546	$6,546	$6,546
Accumulated Depreciation		$0	$0	$0
Total Long-Term Assets	**$6,546**	**$6,546**	**$6,546**	**$6,546**
Total Assets	**$69,298**	**$115,834**	**$162,370**	**$208,901**
Accounts Payable	$0	$0	$0	$0
Income Taxes Payable		$0	$0	$0
Sales Taxes Payable		$0	$0	$0
Short-Term Debt				
Prepaid Revenue				
Total Current Liabilities	**$0**	**$0**	**$0**	**$0**
Long-Term Debt				
Long-Term Liabilities				
Total Liabilities	**$0**	**$0**	**$0**	**$0**
Paid-In Capital	$204	$204	$204	$204
Retained Earnings	$69,094	$69,094	$115,630	$162,166
Earnings		$46,536	$46,536	$46,531

Total Owner's Equity	$69,298	$115,834	$162,370	$208,901
Total Liabilities & Equity	$69,298	$115,834	$162,370	$208,901

Projected Cash Flow Statement

	2023	2024	2025
Net Cash Flow from Operations			
Net Profit	$46,536	$46,536	$46,531
Depreciation & Amortization	$0	$0	$0
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	$0	$0	$0
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$46,536**	**$46,536**	**$46,531**
Investing & Financing			
Assets Purchased or Sold			
Net Cash from Investing			
Investments Received			
Dividends & Distributions			
Change in Short-Term Debt			
Change in Long-Term Debt			
Net Cash from Financing			
Cash at Beginning of Period	$62,627	$109,163	$155,699
Net Change in Cash	$46,536	$46,536	$46,531
Cash at End of Period	**$109,163**	**$155,699**	**$202,230**

Appendix

Profit and Loss Statement (With Monthly Detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Total Revenue	$18,890	$39,338	$22,618	$37,504	$26,417	$26,503	$23,570	$27,677	$32,121	$40,027	$30,871	$21,337
Total Direct Costs	$7,543	$0	$503	$1,403	$4,882	$10,595	$7,759	$11,709	$7,613	$15,047	$14,215	$2,867
Gross Margin	$11,347	$39,338	$22,115	$36,101	$21,535	$15,908	$15,811	$15,968	$24,508	$24,980	$16,656	$18,470
Gross Margin %	60%	100%	98%	96%	82%	60%	67%	58%	76%	62%	54%	87%
Operating Expenses												
Salaries and Wages	$9,095	$0	$10,894	$6,021	$5,985	$7,852	$8,189	$9,063	$17,493	$12,866	$8,643	$11,996
Employee Related Expenses	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Rent	$1,900	$0	$1,900	$1,900	$1,900	$1,900	$1,900	$1,900	$0	$3,800	$1,900	$1,900
Operating Tools & Supplies	$0	$0	$0	$0	$0	$626	$165	$215	$11,677	$1,047	$189	$853
State Income Tax (VA)	$1,449	$0	$165	$1,531	$1,136	$2,006	$1,450	$1,606	$1,794	$456	$2,130	$1,667
Repairs and maintenance	$307	$0	$4,408	$398	$1,353	$816	$315	$340	$141	$1,851	$295	$302
Marketing	$521	$0	$0	$1,557	$0	$9	$1,891	$175	$1,790	$20	$2,408	$708
Disposable Supplies	$380	$0	$387	$1,802	$330	$229	$116	$343	$182	$642	$408	$178
Recipe Development	$16	$0	$106	$0	$0	$94	$99	$1,090	$355	$779	$749	$1,288

Charitable Contributions	$0	$0	$0	$0	$0	$400	$0	$0	$500	$0	$0	$1,384
Insurance	$0	$0	$539	$894	$0	$124	$124	$124	$124	$124	$124	$0
Internet / Telecom	$380	$0	$0	$171	$288	$121	$288	$121	$289	$121	$288	$171
Local Taxes	$207	$0	$0	$225	$200	$272	$231	$340	$200	$244	$340	$255
Meals (50%)	$183	$0	$172	$373	$228	$404	$251	$219	$356	$620	$121	$161
Musicians fee	$200	$0	$0	$510	$630	$210	$463	$360	$150	$335	$0	$0
Utilities	$225	$0	$225	$225	$200	$225	$200	$200	$0	$375	$200	$225
Taxes and Licenses	$10	$0	$500	$644	$7	$1	$20	$240	$0	$69	$240	$0
Advertising	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1,500	$0	$0
Dues & Subscriptions (Softwares, Apps)	$24	$0	$98	$37	$384	$418	$18	$22	$134	$144	$34	$169
excise tax	$208	$0	$0	$0	$122	$282	$174	$201	$198	$249	$0	$0
Payroll Service Fees	$495	$0	$38	$38	$100	$50	$25	$100	$150	$50	$50	$50
SG&A	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Miscellaneous Expenses	$0	$0	$201	$1,053	$23	$0	$915	$161	$316	$22	$316	$105
Other Expenses	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Operating Expenses	**$15,600**	**$0**	**$19,633**	**$17,379**	**$12,886**	**$16,039**	**$16,834**	**$16,820**	**$35,849**	**$25,314**	**$18,435**	**$21,412**
Operating Income	**($4,253)**	**$39,338**	**$2,482**	**$18,722**	**$8,649**	**($131)**	**($1,023)**	**($852)**	**($11,341)**	**($334)**	**($1,779)**	**($2,942)**
Interest Incurred												
Depreciation and Amortization	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Honey & Hops Brew Works

Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Expenses	**$23,143**	**$0**	**$20,136**	**$18,782**	**$17,768**	**$26,634**	**$24,593**	**$28,529**	**$43,462**	**$40,361**	**$32,650**	**$24,279**
Net Profit	**($4,253)**	**$39,338**	**$2,482**	**$18,722**	**$8,649**	**($131)**	**($1,023)**	**($852)**	**($11,341)**	**($334)**	**($1,779)**	**($2,942)**
Net Profit / Sales	**(23%)**	**100%**	**11%**	**50%**	**33%**	**0%**	**(4%)**	**(3%)**	**(35%)**	**(1%)**	**(6%)**	**(14%)**

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Total Revenue	$18,890	$39,338	$22,618	$37,504	$26,417	$26,503	$23,570	$27,677	$32,121	$40,027	$30,871	$21,337
Total Direct Costs	$7,543	$0	$503	$1,403	$4,882	$10,595	$7,759	$11,709	$7,613	$15,047	$14,215	$2,867
Gross Margin	$11,347	$39,338	$22,115	$36,101	$21,535	$15,908	$15,811	$15,968	$24,508	$24,980	$16,656	$18,470
Gross Margin %	60%	100%	98%	96%	82%	60%	67%	58%	76%	62%	54%	87%
Operating Expenses												
Salaries and Wages	$9,095	$0	$10,894	$6,021	$5,985	$7,852	$8,189	$9,063	$17,493	$12,866	$8,643	$11,996
Employee Related Expenses	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Rent	$1,900	$0	$1,900	$1,900	$1,900	$1,900	$1,900	$1,900	$0	$3,800	$1,900	$1,900
Operating Tools & Supplies	$0	$0	$0	$0	$0	$626	$165	$215	$11,677	$1,047	$189	$853
State Income Tax (VA)	$1,449	$0	$165	$1,531	$1,136	$2,006	$1,450	$1,606	$1,794	$456	$2,130	$1,667
Repairs and maintenance	$307	$0	$4,408	$398	$1,353	$816	$315	$340	$141	$1,851	$295	$302
Marketing	$521	$0	$0	$1,557	$0	$9	$1,891	$175	$1,790	$20	$2,408	$708
Disposable Supplies	$380	$0	$387	$1,802	$330	$229	$116	$343	$182	$642	$408	$178
Recipe Development	$16	$0	$106	$0	$0	$94	$99	$1,090	$355	$779	$749	$1,288
Charitable Contributions	$0	$0	$0	$0	$0	$400	$0	$0	$500	$0	$0	$1,384
Insurance	$0	$0	$539	$894	$0	$124	$124	$124	$124	$124	$124	$0
Internet / Telecom	$380	$0	$0	$171	$288	$121	$288	$121	$289	$121	$288	$171
Local Taxes	$207	$0	$0	$225	$200	$272	$231	$340	$200	$244	$340	$255

Honey & Hops Brew Works

Meals (50%)	$183	$0	$172	$373	$228	$404	$251	$219	$356	$620	$121	$161
Musicians fee	$200	$0	$0	$510	$630	$210	$463	$360	$150	$335	$0	$0
Utilities	$225	$0	$225	$225	$200	$225	$200	$200	$0	$375	$200	$225
Taxes and Licenses	$10	$0	$500	$644	$7	$1	$20	$240	$0	$69	$240	$0
Advertising	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1,500	$0	$0
Dues & Subscriptions (Softwares, Apps)	$24	$0	$98	$37	$384	$418	$18	$22	$134	$144	$34	$169
excise tax	$208	$0	$0	$0	$122	$282	$174	$201	$198	$249	$0	$0
Payroll Service Fees	$495	$0	$38	$38	$100	$50	$25	$100	$150	$50	$50	$50
SG&A	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Miscellaneous Expenses	$0	$0	$201	$1,053	$23	$0	$915	$161	$316	$22	$316	$105
Other Expenses	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Operating Expenses	**$15,600**	**$0**	**$19,633**	**$17,379**	**$12,886**	**$16,039**	**$16,834**	**$16,820**	**$35,849**	**$25,314**	**$18,435**	**$21,412**
Operating Income	**($4,253)**	**$39,338**	**$2,482**	**$18,722**	**$8,649**	**($131)**	**($1,023)**	**($852)**	**($11,341)**	**($334)**	**($1,779)**	**($2,942)**
Interest Incurred												
Depreciation and Amortization	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Expenses	**$23,143**	**$0**	**$20,136**	**$18,782**	**$17,768**	**$26,634**	**$24,593**	**$28,529**	**$43,462**	**$40,361**	**$32,650**	**$24,279**
Net Profit	**($4,253)**	**$39,338**	**$2,482**	**$18,722**	**$8,649**	**($131)**	**($1,023)**	**($852)**	**($11,341)**	**($334)**	**($1,779)**	**($2,942)**

Honey & Hops Brew Works

Net Profit / Sales	(23%)	100%	11%	50%	33%	0%	(4%)	(3%)	(35%)	(1%)	(6%)	(14%)

	2023	2024	2025
Total Revenue	**$346,873**	**$346,873**	**$346,871**
Total Direct Costs	**$84,136**	**$84,136**	**$84,138**
Gross Margin	$262,737	$262,737	$262,733
Gross Margin %	**76%**	**76%**	**76%**
Operating Expenses			
Salaries and Wages	$108,097	$108,097	$108,098
Employee Related Expenses	$0	$0	$0
Rent	$20,900	$20,900	$20,900
Operating Tools & Supplies	$14,772	$14,772	$14,771
State Income Tax (VA)	$15,390	$15,390	$15,389
Repairs and maintenance	$10,526	$10,526	$10,525
Marketing	$9,079	$9,079	$9,079
Disposable Supplies	$4,997	$4,997	$4,999
Recipe Development	$4,576	$4,576	$4,576
Charitable Contributions	$2,284	$2,284	$2,284
Insurance	$2,177	$2,177	$2,178
Internet / Telecom	$2,238	$2,238	$2,239
Local Taxes	$2,514	$2,514	$2,515
Meals (50%)	$3,088	$3,088	$3,088
Musicians fee	$2,858	$2,858	$2,858
Utilities	$2,300	$2,300	$2,300
Taxes and Licenses	$1,731	$1,731	$1,731
Advertising	$1,500	$1,500	$1,500
Dues & Subscriptions (Softwares, Apps)	$1,482	$1,482	$1,482

Honey & Hops Brew Works

excise tax	$1,434	$1,434	$1,433
Payroll Service Fees	$1,146	$1,146	$1,145
SG&A	$0	$0	$0
Miscellaneous Expenses	$3,112	$3,112	$3,112
Other Expenses	$0	$0	$0
Total Operating Expenses	**$216,201**	**$216,201**	**$216,202**
Operating Income	**$46,536**	**$46,536**	**$46,531**
Interest Incurred			
Depreciation and Amortization	$0	$0	$0
Gain or Loss from Sale of Assets			
Income Taxes	$0	$0	$0
Total Expenses	**$300,337**	**$300,337**	**$300,340**
Net Profit	**$46,536**	**$46,536**	**$46,531**
Net Profit / Sales	**13%**	**13%**	**13%**

Cash Flow Statement (With Monthly Detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Net Cash Flow from Operations												
Net Profit	($4,253)	$39,338	$2,482	$18,722	$8,649	($131)	($1,023)	($852)	($11,341)	($334)	($1,779)	($2,942)
Depreciation & Amortization	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Prepaid Revenue												
Net Cash Flow from Operations	($4,253)	$39,338	$2,482	$18,722	$8,649	($131)	($1,023)	($852)	($11,341)	($334)	($1,779)	($2,942)
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												

Investments Received												
Dividends & Distributions												
Change in Short-Term Debt												
Change in Long-Term Debt												
Net Cash from Financing												
Cash at Beginning of Period	$62,627	$58,374	$97,712	$100,194	$118,916	$127,565	$127,434	$126,411	$125,559	$114,218	$113,884	$112,105
Net Change in Cash	($4,253)	$39,338	$2,482	$18,722	$8,649	($131)	($1,023)	($852)	($11,341)	($334)	($1,779)	($2,942)
Cash at End of Period	**$58,374**	**$97,712**	**$100,194**	**$118,916**	**$127,565**	**$127,434**	**$126,411**	**$125,559**	**$114,218**	**$113,884**	**$112,105**	**$109,163**

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Net Cash Flow from Operations												
Net Profit	($4,253)	$39,338	$2,482	$18,722	$8,649	($131)	($1,023)	($852)	($11,341)	($334)	($1,779)	($2,942)
Depreciation & Amortization	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Prepaid Revenue												
Net Cash Flow from Operations	($4,253)	$39,338	$2,482	$18,722	$8,649	($131)	($1,023)	($852)	($11,341)	($334)	($1,779)	($2,942)
Investing & Financing												
Assets Purchased or Sold												
Investments Received												
Net Cash from Investing												

Honey & Hops Brew Works

Dividends & Distributions												
Change in Short-Term Debt												
Change in Long-Term Debt												
Net Cash from Financing												
Cash at Beginning of Period	$109,163	$104,910	$144,248	$146,730	$165,452	$174,101	$173,970	$172,947	$172,095	$160,754	$160,420	$158,641
Net Change in Cash	($4,253)	$39,338	$2,482	$18,722	$8,649	($131)	($1,023)	($852)	($11,341)	($334)	($1,779)	($2,942)
Cash at End of Period	**$104,910**	**$144,248**	**$146,730**	**$165,452**	**$174,101**	**$173,970**	**$172,947**	**$172,095**	**$160,754**	**$160,420**	**$158,641**	**$155,699**

	2023	2024	2025
Net Cash Flow from Operations			
Net Profit	$46,536	$46,536	$46,531
Depreciation & Amortization	$0	$0	$0
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	$0	$0	$0
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue			
Net Cash Flow from Operations	$46,536	$46,536	$46,531
Investing & Financing			
Assets Purchased or Sold			
Net Cash from Investing			
Investments Received			
Dividends & Distributions			
Change in Short-Term Debt			
Change in Long-Term Debt			
Net Cash from Financing			
Cash at Beginning of Period	$62,627	$109,163	$155,699
Net Change in Cash	$46,536	$46,536	$46,531
Cash at End of Period	**$109,163**	**$155,699**	**$202,230**